Exhibit 99.1

JASPER, INDIANA	JANUARY 30, 2003	GERMAN AMERICAN BANCORP ANNOUNCES INTENT TO EXTEND A SELF TENDER OFFER, REPORTS FOURTH QUARTER AND 2002 EARNINGS INCREASE, AND DECLARES QUARTERLY CASH DIVIDEND

German American Bancorp (NASDAQ: GABC) announced today that it intends to commence a self-tender offer on or about February 6, 2003 for up to 1,000,000 shares of its Common Stock, or approximately 9% of its outstanding shares. The tender offer will allow shareholders to tender their shares to the Company at a price of $20.00 per share. On Wednesday, January 29, 2003, the last transaction in the Company’s Common Stock as reported by NASDAQ was completed at $15.55 per share. The offer, which is expected to expire on or about March 14, 2003, unless extended, will be subject to other conditions that will be described in the Offer to Purchase that will be mailed to shareholders effective with the commencement date of the offering.

Mark A. Schroeder, the Company’s President & CEO, commenting on the pending tender offer stated, “Our Company’s capital level has grown, over the course of the past several years, to the point at which it is significantly in excess of the “well capitalized” level prescribed by banking regulators and in excess of the level required to support our current and future operations. As interest rates have declined to 50 year lows, the incremental current earnings on this excess capital is quite low and we believe it has had a detrimental effect on the level of the Company’s return on equity and earnings per share. After a thorough evaluation of a variety of alternatives, management and the Board have determined that a repurchase of our own shares at this time would be in the best interests of our shareholders. Through participating in our tender offer, both large and small shareholders will have an opportunity to enhance their liquidity or diversify their holdings at a premium to the market. Additionally, for the remaining GABC shareholders, we believe this action will result in enhanced earnings per share and return on equity going forward. We are extremely pleased that the strength of our capital position allows us to make this offer to our shareholders.”

The Company also announced that its year 2002 earnings were $9,442,000, or $.82 per share. Earnings for 2002 increased by approximately 2.7% from the $9,193,000, or $.79 per share, reported for 2001. Fourth quarter earnings in 2002 were $2,229,000, or $.19 per share, an increase of approximately 22.1% from the $1,825,000, or $.15 per share, in the fourth quarter of 2001.

The Company’s 2002 earnings increases were generated by the Company’s core banking segment. German American’s mortgage banking operations were adversely affected during the fourth quarter of 2001 and throughout 2002 due to the impact of historic low levels of interest rates on the valuation of mortgage servicing rights and net interest income. The mortgage banking segment experienced net losses of $963,000 and $324,000 for the twelve and three months ended December 31, 2002, compared to net income of $28,000 and a net loss of $302,000 for the comparable periods of 2001. Excluding the mortgage banking segment, the Company would have posted earnings growth of 13.5% and 20.0% for the twelve and three months ended December 31, 2002 compared with the same periods of 2001.

The Company’s Board of Directors also declared a regular quarterly cash dividend of $0.14 per share, payable on or before February 20, 2003 to shareholders of record as of February 10, 2003. The maintenance of the per share dividend following the issuance of the Company’s five percent annual stock dividend in December 2002 results in an effective five percent increase in the cash dividends paid to shareholders. This latest dividend action represents the eighth consecutive year of effective cash dividend increases in connection with the annual stock dividend declaration in December of each year.

German American Bancorp, a $1 billion financial services company, operates 5 affiliated community banks with 26 retail banking offices in the eight contiguous Southwestern Indiana counties of Daviess, Dubois, Gibson, Knox, Martin, Perry, Pike, and Spencer and a business lending center in Evansville, Indiana. The Company also operates German American Financial Advisors & Trust Company as well as 4 independent insurance agencies located throughout its market area. The Company’s lines of business include retail and commercial banking, mortgage banking, comprehensive financial planning, full service brokerage and trust administration, title insurance, and a full range of personal and corporate property and casualty insurance products. German American Bancorp is based in Jasper, Indiana and its common stock is traded on NASDAQ’s National Market System under the symbol GABC.

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including the statements concerning management’s expectations that the planned self tender offer will commence and end on certain dates, that shareholders will have the opportunity to sell their shares to the Company under the offer at a premium to current market prices, and that the Company’s purchase of shares pursuant to the planned self tender offer may result in enhanced earnings per share and return on equity. With respect to these statements, readers are cautioned that the Company’s obligation to purchase shares under the self tender offer will be subject to compliance with applicable law and to a number of other conditions and, if those conditions are not satisfied, the Company could determine not to commence the offer or could withdraw the offer once it is commenced without purchasing any shares; that the Company is not obligated to purchase all shares tendered by each shareholder if more than the maximum amount sought is tendered to it under the offer; and that the Company’s expectations regarding enhanced earnings per share and return on equity as a result of the offer assume that the Company purchases the maximum number of shares that it is seeking to purchase at the offer price, and that the Company’s earnings and financial condition are not materially different from its recent earnings and current financial condition, except to the extent that earnings and financial condition are affected by the purchase of the shares pursuant to the offer. Readers are further cautioned that a variety of factors could cause the Company’s actual results to differ from those described herein, including general and local economic conditions, interest rate changes, risks associated with acquisitions, credit risks, regulatory risks and competition. For a more complete description of factors that could cause future results to differ from those described in forward-looking statements, see the discussions captioned “Forward-Looking Statements” in Item 1 of the Company’s annual report on Form 10-K for the year ended December 31, 2001 and in the Company’s quarterly reports on Form 10-Q filed during 2002.

                                   GERMAN AMERICAN BANCORP
                   (unaudited,dollars in thousands except per share data)

                                 Consolidated Balance Sheets

                                                                        December 31,
                                                                    2002            2001
                                                                -----------     -----------
ASSETS
     Cash and Due from Banks .................................. $    27,627     $    36,893
     Short-term Investments ...................................       8,118          62,534
     Investment Securities ....................................     257,143         203,746

     Loans Held for Sale ......................................      13,138           5,538

     Loans, Net of Unearned Income ............................     610,741         657,166
     Allowance for Loan Losses ................................      (8,301)         (8,388)
                                                                -----------     -----------
        Net Loans .............................................     602,440         648,778

     Premises and Equipment ...................................      21,966          20,016
     Other Assets .............................................      26,573          37,606
                                                                -----------     -----------
     TOTAL ASSETS ............................................. $   957,005     $ 1,015,111
                                                                ===========     ===========

LIABILITIES
     Non-interest-bearing Demand Deposits ..................... $    95,655     $   106,613
     Interest-bearing Demand, Savings, and
         Money Market Accounts ................................     243,202         241,925
     Time Deposits ‹ $100,000 .................................     311,489         327,510
     Time Deposits $100,000 or more and
         Brokered Deposits ....................................      56,848          50,826
                                                                -----------     -----------
        Total Deposits ........................................     707,194         726,874

     Borrowings ...............................................     132,319         174,385
     Other Liabilities ........................................      12,973          11,643
                                                                -----------     -----------
      TOTAL LIABILITIES .......................................     852,486         912,902
                                                                -----------     -----------

SHAREHOLDERS' EQUITY
     Common Stock and Surplus .................................      90,297          83,277
     Retained Earnings ........................................      12,298          18,133
     Accumulated Other Comprehensive Income (Loss) ............       1,924             799
                                                                -----------     -----------
TOTAL SHAREHOLDERS' EQUITY ....................................     104,519         102,209
                                                                -----------     -----------

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY ........................................ $   957,005     $ 1,015,111
                                                                ===========     ===========

BOOK VALUE PER SHARE .......................................... $      9.12     $      8.82(1)

END OF PERIOD SHARES OUTSTANDING .............................. $11,460,731      11,038,675(2)

(1)  Restated for December 2002 stock dividend.

(2)  End of period shares outstanding were not restated for the effect of stock dividends.

                                                 GERMAN AMERICAN BANCORP
                                  (unaudited,dollars in thousands except per share data)

                                            Consolidated Statements of Income

                                                                  Three Months Ended                Twelve Months Ended
                                                                      December 31,                      December 31,
                                                                 2002             2001             2002             2001
                                                             ---------------------------       ----------------------------

INTEREST INCOME
   Interest and Fees on Loans................................$    11,544     $    13,433       $    48,471      $    58,445
   Interest on Short-term Investments .......................        147             457               754            2,093
   Interest on Investment Securities.........................      2,691           2,439            11,269           10,531
                                                             -----------     -----------       -----------      -----------
  TOTAL INTEREST INCOME .....................................     14,382          16,329            60,494           71,069
                                                             -----------     -----------       -----------      -----------

INTEREST EXPENSE
   Interest on Deposits......................................      4,335           5,765            18,676           27,465
   Interest on Borrowings ...................................      2,474           2,616             9,882           11,452
                                                             -----------     -----------       -----------      -----------
  TOTAL INTEREST EXPENSE ....................................      6,809           8,381            28,558           38,917
                                                             -----------     -----------       -----------      -----------

   Net Interest Income.......................................      7,573           7,948            31,936           32,152
   Provision for Loan Losses ................................        323             165             1,115              660
   Net Interest Income after
     Provision for Loan Losses ..............................      7,250           7,783            30,821           31,492
                                                             -----------     -----------       -----------      -----------

NON-INTEREST INCOME
   Other Operating Income ...................................      1,997           1,955             7,867            8,262
   Net Gain on Sales of Loans,Related Assets, & Provision
      for Loss on Loans Held for Sale .......................        663             383             1,625            1,509
   Net Gain / (Loss) on Sales of Securities .................         17             ---                17                1
                                                             -----------     -----------       -----------      -----------
  TOTAL NON-INTEREST INCOME .................................      2,677           2,338             9,509            9,772
                                                             -----------     -----------       -----------      -----------

NON-INTEREST EXPENSE
   Salaries and Benefits.....................................      4,318           4,510            17,443           16,669
   Other Operating Expenses .................................      2,992           3,532            11,458           12,639
                                                             -----------     -----------       -----------      -----------
  TOTAL NON-INTEREST EXPENSE ................................      7,310           8,042            28,901           29,308
                                                             -----------     -----------       -----------      -----------

   Income before Income Taxes ...............................      2,617           2,079            11,429           11,956
   Income Tax Expense .......................................        388             254             1,987            2,763
                                                             -----------     -----------       -----------      -----------

NET INCOME ..................................................$     2,229     $     1,825       $     9,442      $     9,193
                                                             ===========     ===========       ===========      ===========

EARNINGS PER SHARE
   AND DILUTED EARNINGS PER SHARE ...........................$      0.19     $      0.15(1)    $      0.82      $      0.79(1)
                                                             ===========     ===========       ===========      ===========

WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic .................................................... 11,451,300      11,581,239(1)     11,486,776       11,572,927(1)
   Diluted .................................................. 11,482,686      11,614,609(1)     11,517,825       11,585,218(1)

(1)  Restated for December 2002 stock dividend.